Exhibit 99.3


                     OFFICER'S CERTIFICATE OF THE SERVICER


In compliance with Section 4.04 (g) of the Indenture of Trust by and between Nelnet Student Loan Trust 2005-1 and Zions First National Bank, as Trustee, dated as of February 1, 2005, I, Meliss Hankin, certify that:

        1. A review of the activities of the Servicer, ACS Education Services, Inc., during the calendar year 2005 and of its performance under the Servicing Agreement has been made under my supervision; and

        2. To the best of my knowledge, based on such review, the Servicer, ACS Education Services, Inc. has fulfilled all its obligations under the Servicing Agreement throughout such year.



By:     /s/ Meliss Hankin               3/14/06
        ----------------------      -------------
        Meliss Hankin                    Date
        Sr. Vice President
        GLS Division
        ACS Education Services



ACS
2277 East 220th Street
Long Beach, CA  90810-1690
310-513-2700